ENERGYTEK CORP
201 S. Laurel
Luling, Texas 78648

January 29, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Karl Hiller
Branch Chief
Office of Natural Resources

Re:	EnergyTek Corp Form 10-K for Fiscal Year ended December 31, 2014 Filed March 31, 2015 File No. 000-31587

Dear Mr. Hiller:
EnergyTek Corp (the "Company") confirms receipt of the letter dated December 24, 2015 from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing (the "Form 10-K").  We are responding to the Staff's comments as set forth below.  The Company's responses to the Staff's comments are in identical numerical sequence.  For the convenience of the Staff, each comment is repeated verbatim with the Company's response immediately following.
Form 10-K for Fiscal Year ended December 31, 2014
Financial Statements
Note 2 – Significant Accounting Policies, page F-7
COMMENT 1.
We note various disclosures amongst the notes to your financial statements and a summary of accounting policies under this heading along with the representation that these accounting policies conform to U.S. generally accepted accounting principles. However, we have the following observations based on your disclosures which appear contrary to the guidance as noted. Tell us with regard to each point how you applied the accounting standard or the reasons you believe it does not apply to you, including any details necessary to understand the nature and extent of any support for your view.

COMMENT (a):	In Note 1 you explain that although you sold Pipeline Nutrition U.S.A. Inc. to a related party on February 13, 2014 you accounted for this disposition as if it had occurred on December 31, 2013, and have revised your financial statements to "…reflect this event for both periods presented," referring to your 2013 and 2014 fiscal years. However, you have similar disclosure on page 19 of your prior annual report stating that the disposition occurred on December 30, 2013 and that you restated your financial statements for the two years presented in that report, as if the disposition occurred at the beginning of 2012. We understand that although Pipeline Nutrition U.S.A. generated $20,696 in revenues during 2012, you restated the 2012 financial statements that are included for comparative purposes in your 2013 annual report to eliminate these sales and related costs. Based on the foregoing, it appears that you have not complied with the following guidance.
FASB ASC 360-10-40-5 requires gain or loss that results from the sale of a long-lived asset group to be recognized at the date of sale. Although your disclosure states that the sale was completed in 2014 you report income and debt forgiveness arising from the sale of this subsidiary of $139,050 and $46,871 in 2013.
FASB ASC 205-20-45 requires the results of operations of an entity sold to be reported for current and prior periods as discontinued operations. However, your restated financial statements appear to exclude prior activity except for the sale.
RESPONSE:	With respect to the Staff's comments on FASB ASC 360-10-40-5 ("FASB 360"), the Company acknowledges that FASB 360 requires gain or loss that results from the sale of a long-lived asset group to be recognized at the date of sale. As applied to the Company's sale of Pipeline Nutrition U.S.A., the actual closing and effective date of sale was December 31, 2013, as evidenced by that certain Acquisition Agreement between the applicable parties, effective December 31, 2013 (the "Acquisition Agreement"), a copy of which was filed with the Commission on March 17, 2014 as Exhibit 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Under the terms of the Acquisition Agreement, a payment of $5,000 was paid on February 13, 2014 as a post-closing obligation, and such payment was incorrectly described as constituting the closing date of the transaction in Note 1 as referenced by the Staff in the Comment above. Based on the foregoing, the Company believes that its financial statements in the Form 10-K for the December 31, 2014 accurately report the financial aspects of the Acquisition Agreement transaction as of its actual December 31, 2013 closing.
With respect to the Staff's comments on FASB 205-20-45 ("FASB 205"), the Company acknowledges that FASB 205 requires the results of operations of an entity sold to be reported for current and prior periods as discontinued operations.  Additionally there was a nominal amount of sales from pipeline in 2013 that was netted against pipeline expenses for the same period producing an immaterial net effect of operations for pipeline. Being immaterial this was netted into the net gain or loss from Pipeline allowing for financial statements to be comparative year over year and still was in compliance with ASC 205-20-45.

COMMENT (b):	We note that your diluted earnings per share for 2014 includes the antidilutive effect of the potential common shares that you tabulate in Note 5. Given that you have reported a loss from continuing operations for the year ended December 31, 2014, it appears you have not complied with the following guidance.
FASB ASC 260-10-45-17 prohibits the inclusion of potential common shares in any diluted per share amount when reporting a loss from continuing operations.
RESPONSE:	With respect to the Staff's comments on FASB ASC 260-10-45-17 ("FASB 260"), the Company acknowledges that FASB 260 prohibits the inclusion of potential common shares in any diluted per share amount when reporting a loss from continuing operations. The Company agrees that FASB 260 is applicable to the factual situation of the Company in the present case and that the Company's diluted earnings per share for 2014 should not include the antidilutive effect of the potential common shares as described by the Staff in the Comment above.
COMMENT (c):	We note your disclosure on page F-12 stating that on May 21, 2014, you replaced 900 shares of outstanding Series A Preferred Stock with 900 shares of Series C Preferred Stock also clarifying that each share remains convertible into 100,000 shares of common stock and indicating holders of the Class C Preferred Shares will vote on par with holders of the common shares. You explain that in no event would the conversion arrangement be subject to any adjustment from a reverse split of the common stock prior to 2016. As you later report that a 1 for 150 reverse split occurred on July 23, 2014, it appears the number of shares into which the Series C Preferred Shares are convertible increased proportionately from 35% to 99% of outstanding common shares assuming conversion.

Your disclosures do not address the implications of conducting a reverse stock split while holding the conversion features constant. In addition, your disclosures do not mention a series of modifications to the purchase consideration which appear to be material and without proper accounting, based on details that reside in the exhibits filed with your Form 8-K on April 4, 2014, Form 10-Q on May 2, 2014, and Form 8- K on May 28, 2014. For example, the March 31, 2014 purchase agreement states that 90 Series A Preferred Shares having a conversion provision based on 1% of fully diluted outstanding common shares, were initially issued as consideration, yet you amended this preferred stock designation later, on April 29, 2014, to increase authorized shares from 90 to 900, and to change the conversion provision to 1:100,000 and although you have not filed an amendment to the purchase agreement, other documents indicate that 810 additional Series A Preferred Shares were issued to the initial holders. We also note that voting provisions initially and upon the first amendment remained on an as-if converted basis, with the result multiplied by 100.  However, with the May 20, 2014 issuance of Series C Preferred Shares, you changed the voting provisions to an as-if converted basis multiplied by 60, which is also inconsistent with your current disclosure.  Based on the foregoing, it appears you have not complied with the following guidance.
FASB ASC 805-10-50-6 requires disclosure when the initial accounting for a business combination is incomplete, including the reasons why the accounting is incomplete, items of consideration for which the accounting is incomplete, and the nature and amount of measurement period adjustments.
FASB ASC 505-50-50 and FASB ASC 718-10-50 require disclosures regarding stock-based arrangements, including the nature and terms and potential effects on shareholders, also the accounting and method of estimating fair value.
RESPONSE:	With respect to the Staff's comments on FASB ASC 805-10-50-6 ("FASB 805") the Company acknowledges that FASB 805 requires disclosure when the initial accounting for a business combination is incomplete, including the reasons why the accounting is incomplete, items of consideration for which the accounting is incomplete, and the nature and amount of measurement period adjustments. With respect to the Staff's comments on FASB ASC 505-50-50 and FASB ASC 718-10-50 ("FASB 505") the Company acknowledges that FASB 505 requires disclosures regarding stock-based arrangement, including the nature and terms and potential effects on shareholders, also on the accounting method of estimating fair value. The Company disagrees with the Staff's comments regarding the application of FASB 805 and FASB 505 to the Company's disclosures, and asserts that (a) the Company's disclosures address the implications of conducting a reverse stock split while holding the conversion features constant, (b) no modification to the purchase consideration occurred that would require a different accounting treatment that the one used, and (c) no changes to the voting provisions of the Series C Preferred Shares occurred that were inconsistent with the Company's disclosures.

The following are the circumstances regarding the Series A Preferred Stock and Series C Preferred Stock. The Company closed a transaction on March 31, 2014 that resulted in the issuance of 90 shares of Series A Preferred Stock, filing a Form 8-K regarding the same on April 4, 2014, that included a copy of the Purchase Agreement and Certificate of Designations for the Series A Preferred Stock. Each such share was to be convertible into 1% of the of the total number of fully-diluted shares of common stock, up to a conversion cap of 4.99%, with voting rights on an "as converted" times 100 basis. The number of shares of Series A Preferred Stock, and the number of shares of common stock into which such shares would be convertible, would not be subject to any adjustment resulting from a reverse split of the common stock.
On April 28, 2014, the Company's board of directors approved the conversion of the 90 shares of Series A Preferred Stock into 900 shares of Series A Preferred Stock subject to the amendment of the series' Certificate of Designations. Such conversion resulted in 900 shares of Series A Preferred Stock outstanding, each share convertible into 100,000 shares of common stock with a 4.99% conversion cap, with voting rights on an "as converted" times 100 basis. The number of shares of Series A Preferred Stock, and the number of shares of common stock into which such shares would be convertible, would not be subject to any adjustment resulting from a reverse split of the common stock. The Company's Form 10-Q filed on May 2, 2014 for the period ended March 31, 2014 was filed with the Commission. The 10-Q included disclosures regarding the 900 shares of Series A in the balance sheet, and otherwise, as well as Note 2.  Item 5 referenced the Amended and Restated Certificate of Designations. Exhibit 4.2 was the Amended and Restated Certificate of Designations.
The Company's Form 8-K filed with the SEC on May 28, 2014, disclosed the share exchange agreement whereby the 900 shares of Series A Preferred Stock were exchanged for 900 shares of Series C Preferred Stock.  The Form 8-K's Exhibits included the share exchange agreement and the Certificate of Designations of the Series C Preferred Stock.  The Form 8-K referenced that the collective voting rights for the Series C Preferred Stock were reduced by 94% as compared to the Series A Preferred Stock.  The Certificate of Designations provided for 900 shares of Series C Preferred Stock with each share convertible into 100,000 shares of common stock; votes "as converted" times 60 (a typographical error). The Exhibit of the Certificate of Designations included a Certificate of Correction filed with the NV SOS on May 22, 2014 correcting the voting ratio from "times 60" to "times 6".

The Company's Annual Report on Form 10-K for fiscal year ended December 31, 2014 included a copy of the Company's Amendment to Certificate of Designations of Series C which (1) reiterated the 4.99% conversion limitation (which had, due to a typographical error, been omitted from the prior filing) that being the intent of the parties at all times, (2) provided that Series C Preferred Stock and the common shares vote together not as separate classes and Series C Preferred Stock had 1 vote per share, and (3) Series C Preferred Stock holders must approve any corporate transaction involving issuance of securities which may result in a change of control.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             We trust this response satisfactorily responds to your request.  If you have any questions, please do not hesitate to contact me or the Company's outside legal counsel Clayton Parker or John Owens at K&L Gates LLP (305) 539-3300.
Sincerely,

ENERGYTEK CORP

/s/    Jonathan R. Read                                                                      .
 Name: Jonathan R. Read
Title: President/CEO

cc:            John Cannarella, Staff Accountant, SEC Division of Corporation Finance
Clayton E. Parker, Esq. of K&L Gates LLP
John D. Owens III, Esq. of K&L Gates LLP